FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

For the month of June 2003.
Total number of pages: 40 .
NIDEC CORPORATION

(Translation of registrant’s name into English)

338 TONOSHIRO-CHO,KUZE,

MINAMI-KU,KYOTO 601-8205 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

 1.NOTICE  OF  THE 30TH ANNUAL GENERAL MEETING OF SHAREHOLDERS

Nidec Corporation

NOTICE OF

THE 30TH ANNUAL GENERAL MEETING

OF SHAREHOLDERS

to be held in Kyoto, Japan

on June 25, 2003

This is a translation from the Japanese notice circulated to shareholder in Japan.

Nidec Corporation

Kyoto, Japan

May 29, 2003

Dear Shareholders:

Notice of the 30th Annual General Meeting of Shareholders

This is to inform you that the Company’s 30th Annual General Meeting of Shareholders will be held as described below. You are cordially invited to attend the meeting.

If it is inconvenient for you to attend the meeting, you can mail the voting instruction card, duly signed by you after marking "for" or "against" each proposal, or access the voting website of which the URL is indicated on the voting instruction card and vote on the net (please refer to p.39).  We ask you to vote after examining the reference materials contained herein.

※※※※※※※※※※※※※※※※※※※※

1. Date:

10:00 a.m. Wednesday, June 25, 2003

2. Place:

RIHGA ROYAL HOTEL KYOTO

Horikawa-Shiokoji, Shimogyo-ku, Kyoto, Japan

3. Purposes of the Meeting:

– Matters to be Reported:

The business report, balance sheet and statement of income with respect to the 30th fiscal period from April 1, 2002 to March 31, 2003

– Matters to be Acted Upon:

Proposal No. 1:

To approve the proposed appropriation of profits with respect to the 30th fiscal period

Proposal No. 2:

To purchase its own shares

An outline is given in the following reference documents for voters (p.18)

Proposal No. 3:

To amend partly the articles of incorporation

An outline is given in the following reference documents for voters (p.18~ p.20)

Proposal No. 4:

To elect fourteen directors

Proposal No. 5:

To elect three corporate auditors

Proposal No. 6:

To approve the contract between Nidec Corporation and

Nidec-Shimpo Corporation on exchange of shares.

An outline is given in the following reference documents for voters (p.25~ p.37)

Proposal No. 7:

To grant a retirement allowance to retiring directors and corporate auditors for their meritorious service.

Sincerely yours,

Shigenobu Nagamori

Chairman, President & CEO

Nidec Corporation

338 Tonoshiro-cho, Kuze, Minami-ku,

Kyoto 601-8205 Japan.

Shareholders attending the meeting are requested to hand in the enclosed voting documents to the reception desk at the meeting.

Appendix to the Notice of the 30th Annual General Meeting of Shareholders

Business Report for the 30th Fiscal Period

(Fiscal year from April 1, 2002 to March 31, 2003)

1. Outline of Business

1. BUSINESS PROGRESS & RESULTS

 (1) Overall Conditions

Our domestic economy in the year ended March 31, 2003 (fiscal 2002) eventually could not get out of its sluggish state and in the U.S. and Europe a deflationary economic state developed, and thus a worldwide worsening of the business outlook continued.  Only the growth in the market in China brought about further investment in equipment and expansion of consumption, and resulted in the prevention of a substantial recession on a worldwide scale.  Meanwhile, among business enterprises in Japan, not only reunification and reintegration in the financial sector, but also stern measures were taken for business reconstruction and reorganization in all sectors.  Influenced by these factors, also in the business lines Nidec Corporation handles, the demand for equipment investment and related items stayed at a low level, and demand in the fields of IT products and general consumer items prevailed at an ever-changing level together with lowering prices.  In order to meet the market situation and the cost problem, Nidec Corporation promoted a thoroughgoing shift of production bases abroad and furthered actively the increase of its sales of FDB (fluid dynamic bearings) and investment in the development of automobile motors.

As a result, net sales for fiscal 2002 rose slightly, 3.4% over the previous term to ¥129,164 million, but operating profit decreased 14.1% below the previous term to ¥3,520 million.  An understanding is appreciated that in a business operation based on a consolidated accounting system, the parent company’s profits are not always reflected in the consolidated results.  An exchange loss of ¥2,100 million and a write-down loss of ¥800 million from financial institutions’ stocks caused sharp reductions in profits from the previous term: recurring profit 35.5% down to ¥7,252 million, and net income 32.1% down to ¥4,965 million.

 (2) Sales by Product Segment

Sales of small precision motors increased 3.0% over the previous term to ¥118,500 million, accounting for 91.8% of all sales.  In HDD (hard disk drives) spindle motors for this term, while the share of direct overseas sales increased, the share Nidec Corporation handled decreased 2.6% from the previous term.  Meanwhile, motors for optical disk drives, a dominant sphere for Japanese manufacturers, increased 17.3% over the previous term and cooling fan motors increased 5.4%.

Mid-sized motors, with automobile power-steering motors expanding favorably, increased 30.9% over the previous term to ¥9,100 million.

In the machinery and power supplies segment, partly because Nidec Corporation withdrew from the power supplies business, sales did not exceed ¥1,500 million, with 46% decrease from the previous term.

Category	Year ended March 31, 2002		Year ended March 31, 2003
	Sales (Millions of yen)	Percentage of Total sales	Sales (Millions of yen)	Percentage of Total sales	Percentage of Previous year
Small precision motors	115,046	92.1	118,518	91.8	103.0
Mid-sized motors	6,964	5.6	9,117	7.0	130.9
Machinery and power supplies	2,861	2.2	1,528	1.2	53.4
Other	12	0.1	0	0.0	0.0
Total	124,884	100.0	129,164	100.0	103.4

Notes:

1.

Amounts less than one million yen have been omitted.

 (3) Capital Expenditures

Capital expenditures during the term were ¥6,220 million for the Central Technical Laboratory and Head Office, ¥2,329　million for purchasing a lot adjacent to the Tokyo Branch Office, and ¥373　million for investment focusing on new product development facilities and the installation of labor-saving equipments, totaling ¥8,922 million.

 (4) Financing

Financing for the term was provided both by short-term and long-term borrowings, with the objective of paying the costs of bond redemption and the installation of equipment with a net amount of ¥10,454 million.  The borrowings and self-financing were appropriated for (3) Capital Expenditure.

2. FUTURE OUTLOOK & ISSUES

In the term ending March 31, 2004 (fiscal 2003), a continued sluggishness in the world-wide economy is foreseen.  The economic policies of our country are still seemingly not taking a course toward economic recovery.  Accordingly stagnant gross demand and the growing deflationary spiral are expected to cause keen competition to heat up.

Nidec Corporation, as the nucleus of the Nidec consolidated group, looks at this difficult business environment as an opportunity and continues to expand its operations positively.  Among tasks imposed for the term, a profit increase for the whole consolidated group is given first.  Expansion of production bases centered around China is accomplished without fail and the improvement of profitability is ensured by promoting cost reductions on a total scale.  The next task is to challenge, on a group wide basis, a new technology, new products and new markets to be the winner in the ever-competing market.  Also in the term, the organization and the system will be perfected for carrying out social responsibilities expected by society and market at home and abroad, and performance of this task is promoted.  In the year 2003, the 30th anniversary in the history of Nidec Corporation, the Corporation is making efforts to make this year a turning point to further development.  The continued patronage and encouragement of shareholders is heartily appreciated.

3. SALES AND ASSETS: SUMMARY OF RESULTS

	Year ended March 31,
	2000	2001	2002	2003
Net sales (in millions of yen)	98,117	99,605	124,884	129,164
Recurring profit (in millions of yen)	7,087	8,336	11,242	7,252
Net income (in millions of yen)	5,178	5,421	7,316	4,965
Net income per share (in yen)	163.71	89.11	115.11	77.04
Total assets (in millions of yen)	130,113	154,285	165,253	168,871
Net assets (in millions of yen)	74,691	78,941	84,624	88,039
Net assets per share (in yen)	2,354	1,242	1,331	1,383

Notes:

1.

Amounts less than one million yen have been omitted.

2.

Net income per share amounts is computed using the average number of shares outstanding during each fiscal period, while net assets per share amounts are based on the number of shares outstanding at the end of each period.

3.

With the application of “Accounting Standards regarding Net Profit per Share for This Term” (Corporate Accounting Standards No.2) and “Guide to the Application of Corporate Accounting Standards regarding Net Profit per Share for This Term” (Guide to Application of Corporate Accounting Standards No.4) in the fiscal term starting on April 1, 2002, calculation of net assets amount per share for the 30th term followed the Accounting Standards and the Guide to Application.

•

In fiscal 1999, growth was hit by a fall in demand for server motors as a result of the Y2K problem and by reduced production of CD-ROM and DVD devices owing to electronic component supply shortages. Lower gross margins resulting from a shift towards greater production and sales of products in overseas subsidiaries, together with the effects of yen appreciation, also had a negative impact. Sales dropped 7.5% and recurring income fell 37.2%.

•

In fiscal 2000, as a result of a fall in demand for personal computers, demand for motors for CD-ROM/DVD experienced the largest decrease, but the effect on demand for HDD motors was small, because it benefited from growth in demand for other new products.  Costs of start-up development and investments increased but marginal profits from the lower yen exchange rate and other factors resulted in a 1.5% increase in sales and a 17.6% increase in recurring profit.

•

In fiscal 2001, the FDB operation was promoted, demand for HDD motors and motors for optical disk drives were steady, strong demands for home video game consoles and cooling fans used for MPUs continued, mass-production and delivery of motors used for automobile power-steering started, and the yen stayed at a low rate.  All these resulted in sales 25.3% above and recurring profit 34.8% above.

•

An outline of fiscal 2002 results is given in 1.BUSINESS PROGRESS & RESULTS.

2. Company Overview (as of March 31, 2003)

1. Principal Business

Nidec’s principal business is the manufacture and sale of spindle motors for computer HDD and other small precision motors used in computer peripherals, office automation equipment, home appliances and other equipment. Nidec also manufactures and sells mid-sized motors, power supplies and HDD pivot assemblies.

2. Principal Offices and Factories

(as of March 31, 2003)

Corporate head office:

Kyoto

Research and development centers:

Central Laboratory:

Kyoto

Shiga Technical Center:

Shiga

Nagano Technical Center:

Nagano

Tottori Technical Center:

Tottori

Sales offices:

Tokyo Branch Office, Osaka Branch Office, West Tokyo Branch Office, Nagoya Sales Office, Kyushu Sales Office

Plants:

Mineyama Plant:

Kyoto

Molds Preparation

Nagaokakyo

Notes:

The head office moved to 338 Tonoshiro-cho, Kuze, Minami-ku, Kyoto 601-8205 Japan on May 2, 2003.

3. Shares (as of March 31, 2003)

 (1) Number of shares authorized to be issued

240,000,000

 (2) Number of shares issued

63,574,729

 Notes:

The number of shares outstanding increased 11,076 shares due to the conversions of Nidec 1st unsecured convertible bonds issued on September 9, 1994, the 2nd and 3rd unsecured convertible bonds issued on January 28, 1999, and Nidec yen-denominated convertible bonds maturing in 2003 issued on January 28, 1999.

 (3) Number of shareholders

12,398

 (4) Major shareholders:

Name	Share ownership (in thousands of shares)	Voting ratios	Our investment in major shareholder (in thousands of shares)	Voting ratios
Shigenobu Nagamori	5,682	8.95%	－	－ %
The Master Trust Bank of Japan, Ltd.	5,508	8.67	－	－
Japan Trustee Service Bank, Ltd.	5,288	8.33	－	－
S·N Kohsan Ltd.	4,653	7.33	－	－
The Kyoto Bank, Ltd.	2,856	4.50	844	0.25
Mitsui Asset Trust and Banking Company, Limited	2,620	4.13	－	－
Dai-Ichi Life Insurance Company	2,620	4.13	－	－
Trust & Custody Services Bank, Ltd.	2,244	3.53	－	－
Nippon Life Insurance Company	2,062	3.25	－	－
UFJ Trust Bank Limited	1,810	2.85	－	－

Notes:

1.

Holdings of less than 1,000 shares have been omitted. Figures for Voting ratios are rounded to two decimal places.

2.

The shares held by The Master Trust Bank of Japan, Ltd are in its trust account, of which 175,000 shares held by The Tottori Bank, Ltd. and 100,000 shares held by The Hachijyuni Bank, Ltd. have been provided trusted for an employees’ severance benefits trust.

3.

The shares held by Japan Trustee Services Bank, Ltd. are in its trust account.

4.

The shares held by Mitsui Asset Trust and Banking Company, Limited are in its trust account.

5.

The shares held by Trust & Custody Services Bank, Ltd. are in its trust account.

(5) Acquisition, disposal and holding of treasury shares

1)

Acquired shares

Acquisition by purchase of odd-unit shares

Ordinary shares

7,476

shares

Total amount for acquisition

¥56

million

2)

Disposed shares

Disposal by selling odd-unit shares

No pertinent figures

3)

Holdings at the close of the fiscal term

Ordinary shares

8,648

shares

4. Employees

(as of March 31, 2003)
	Number of employees	Increase (decrease) over the previous year	Average age	Average term of employment
Male	1,177	190	35.1	8.8
Female	197	(18)	27.5	5.8
Total	1,374	172	34.0	8.3

Notes:

Besides the above number of employees, there were 82 temporary employees.

5. Business Affiliation

(1) Principal subsidiaries:

(as of March 31, 2003)

Company name	Capital stock	Voting ratio	Principal business
Nidec Tosok Corporation	¥3,159 million	55.1% * (4.6%)	Manufacture and sales of automobile components, automatic measuring equipment and electronic equipment
Nidec Tosok (Vietnam) Co., Ltd.	US$34,947 thousand	100% (61.5%)	Manufacture of automobile components, fans, and precision motor parts.
Nidec-Shimpo Corporation	¥2,592 million	51.4%	Manufacture and sales of power transmission drives, factory automation equipment, arts and crafts equipment, measuring equipment, etc.
Nidec-Read Corporation	¥938 million	See Notes 3 58.0% * (43.8%)	Manufacture and sales of PCB testing systems, LCD and related testing systems, automatic measurement/control systems, etc.
Nidec Singapore Pte. Ltd.	US$4,656 thousand	100%	Sales of small precision motors and electronic products and components; and manufacture and sales of small precision motors and pivot assemblies
Nidec Electronics (Thailand) Co., Ltd.	TB1,950,000 thousand	100%	Manufacture and sales of small precision motors
Nidec Hi-Tech Motor (Thailand) Co., Ltd.	TB400, 000 thousand	100% (100%)	Manufacture of small precision motors
Nidec Precision (Thailand) Co., Ltd.	TB450,000 thousand	100% (100%)	Manufacture of components for the products of Nidec and other group companies
Nidec (Dalian) Limited	US$32,500 thousand	100%	Manufacture of small precision motors and their components
Nidec Philippines Corporation	PP1,400,000 thousand	100%	Manufacture and sales of small precision motors and their components
Nidec Shibaura Corporation	¥1,000 million	100%	Manufacture and sales of household and automobile motor components.
Nidec Shibaura (Zhejiang) Co., Ltd.	RMB191,284 thousand	100% * (89.3%)	Manufacture and sales of motors for air conditioners, washing machines and household electric appliances.
Nidec Shibaura Electronics (Thailand) Co., Ltd.	TB324,000 thousand	100% * (100%)	Processing of motor parts and manufacture of motors for air conditioners and washing machines.
Nidec Power Motor Corporation	¥750 million	78.0%	Manufacture and sales of small and mid-sized motors for various purposes.
Nidec (Zhejiang) Co., Ltd.	US$12,000 thousand	100%	Manufacture of small precision motors and their components
Nidec (Dongguan) Limited	US$4,374 thousand	100% (85.7%)	Manufacture of small precision motors and their components
Nidec System Engineering (Zhejiang) Co., Ltd.	US$5,000 thousand	100% (70.0%)	Manufacture and sales of factory automation equipment.
Nidec Copal Corporation	¥9,390 million	45.3% * (0.2%)	Manufacture and sales of optical equipment, electronics equipment, information equipment, etc.
Nidec Copal Philippines Corporation	PP333,034 thousand	83.6% (51.0%)	Manufacture of components for electronic, information and optical equipment, and precision motors
Nidec Copal (Vietnam) Co., Ltd.	US$6,000 thousand	100% (51.0%)	Manufacture of small precision motors
Nidec Copal (Malaysia) Sdn. Bhd.	RM35,000 thousand	100% * (100%)	Manufacture and sales of components for electronic, information and optical equipment
Nidec Copal (Thailand) Co., Ltd.	TB320,000 thousand	100% (100%)	Manufacture and sales of small precision motors and shutters for cameras
Nidec Copal (Zhejiang) Co., Ltd.	US$ 12,000 thousand	100% (100%)	Manufacture of camera parts, micromotor parts, and telecommunications related components; manufacture and repair of metal molds; unit fabrication and sales.
Nidec Copal Electronics Corporation	¥2,362 million	43.2%	Manufacture and sales of electronic circuits components, pressure sensors, actuators, etc.

Notes:

1.

Amounts of capital and investment less than one unit are omitted.

2.

Figures in parentheses show voting ratio of a Nidec subsidiary.　*　indicates the totaled voting ratio of more than one subsidiary.

3.

In addition to the voting ratio of Nidec-Read Corporation's shares shown above, another 515,000 shares (7.3% voting ratio) have been placed in a trust with The Sumitomo Trust & Banking Co., Ltd. for employees' severance benefits.

(2) Progress of Affiliation

1.

On April 1, 2002, Nidec merged with Nidec Electronic Corporation, a wholly-owned subsidiary, without new stock issue and capital increase.

2.

During this term, Nidec purchased 85 thousand Nidec Tosok Corporation shares, amounting to ¥58 million, on the sock market.  This resulted in an increase in Nidec’s voting ratio from 50.0% to 50.5%.

3.

During this term, Nidec purchased 239 thousand Nidec Copal Electronics Corporation shares, amounting to ¥170 million, on the stock market.  This resulted in an increase in Nidec’s voting ratio from 40.8% to 43.2%.

4.

During this term, Nidec purchased 147 thousand Nidec-Shimapo Corporation shares, amounting to ¥63 million, on the stock market.  This resulted in an increase in Nidec’s voting ratio from 50.6%to 51.4%.

5.

During this term, Nidec purchased 50 thousand Nidec-Read Corporation shares, amounting to ¥54 million, on the stock market.  This resulted in an increase in Nidec’s voting ratio from 13.4% to 14.1%.

6.

On July 2, 2002, Nidec acquired 38 thousand Nidec Nemicon Corporation shares and paid ¥91 million, and, on September 2, 2002, acquired 29 thousand Nidec Nemicon Corporation shares and paid ¥70 million.  This resulted in an increase in Nidec’s voting ratio from 74.7% to 93.8%.

7.

On July 11, 2002, Nidec acquired 6 Nidec Taiwan Corporation shares.  This resulted in an increase in Nidec’s voting ratio from 99.9% to 100.0%.

8.

On December 2, 2002, Nidec Power Motor Corporation conducted a capital increase through the third party allotment, for which Nidec subscribed 4.5 thousand shares and paid ¥301 million.  On January 29, 2003, Nidec sold 160 shares at ¥10 million.  This resulted in an increase in Nidec’s voting ratio form 73.6% to 78.0%

9.

On September 26, 2002, Nidec Electronics (Thailand) Co., Ltd. conducted a capital increase for which Nidec paid the full amount of TB400,000 thousand.  There is no change in Nidec’s voting ratio.

10.

On June 26, 2002, Nidec Precision Philippines Corporation conducted a capital increase for which Nidec Philippines Corporation paid the full amount of PP250,000 thousand.  There is no change in Nidec’s voting ratio.

11.

On June 18, 2002, Nidec Precision (Thailand) Co., Ltd. conducted a capital increase for which Nidec Electronics (Thailand) Co., Ltd. paid the full amount of TB200,000 thousand.  There is no change in Nidec’s voting ratio.

12.

On May 16, 2002, Nidec Hi-Tech Motor (Thailand) Co., Ltd. conducted a capital increase for which Nidec Electronics (Thailand) Co., Ltd. paid the full amount of TB200,000 thousand.  There is no change in Nidec’s voting ratio.

13.

Nidec (New Territories) Corporation was established with capital in the amount of HK$1,000.  On June 20, 2002, Nidec subscribed for 499 shares and paid HK$998.  The Corporation’s object is the manufacture of small-size precision motors.  This resulted in Nidec’s voting ratio being 99.8%.

14.

Nidec (Zhejiang) Corporation was established on April 1, 2002 with capital in the amount of U.S.$3,000 thousand, for which Nidec Corporation paid in full on May 29, 2002.  The capital amount was increased by U.S.$5,000 thousand on November 28, 2002 and by U.S.$4,000 thousand on March 20, 2003, both for which Nidec Corporation paid in full.  The Corporation’s object is the manufacture of small-size precision motors.  This resulted in Nidec’s voting ratio being 100.0%.

15.

Nidec System Engineering (Zhejiang) Corporation was established on April 30, 2002, with capital stock of U.S.$750 thousand invested by a group of six corporations including Nidec.  Capital increase　of U.S.$3,000 thousand on September 17, 2002 and for U.S.$1,250 thousand on February 18, 2003 were paid by each corporation of the group.  The Corporation’s object is the manufacture of machinery devices.  This resulted in Nidec’s voting ratio being 30.0%.

16.

Nidec (Dongguan) Limited was established on September 26, 2002, with a capital stock of U.S.$2,500 thousand, for which Nidec (Dailian) Corporation, a wholly-owned affiliate and Nidec subscribed and paid.  The Corporation conducted a capital increase of U.S.$1,874 thousand on March 31, 2003, for which Nidec (Dailian) Corporation paid in full.  The Corporation’s object is the manufacture of small-size precision motors.  This resulted in Nidec’s voting ratio being 14.2%.

17.

Nidec (Shanghai) International Trading Co., Ltd. was established on March 12, 2003, with the capital stock of U.S.$200 thousand, for which Nidec paid in full. The Corporation’s object is sales of motors in China area.  This resulted in Nidec’s voting ratio being 100.0%.

18.

On August 28, 2002, Nidec Corporation, jointly with NTN Corporation established NTN - Nidec (Zheijiang) Corporation.  This resulted in a voting rations of 60% by NTN Corporation and 40% by Nidec Corporation.

(3) Aggregate Consolidated Results

Nidec has a total of 55 consolidated subsidiaries and 5 equity-method affiliates. Total consolidated net sales in fiscal 2002 amounted to ¥298,641 million, an increase of ¥17,571 million, or 6.3%, over the previous year. Total consolidated recurring income amounted to ¥17,816 million, while consolidated net income totaled ¥6,485million. These figures include the performance of all companies that fall within the scope of consolidation, based on consolidation criteria related to the degree of control exercised by the parent company.

6. Borrowings from Banks

Banks	Borrowings (in millions of yen)	Number of shares held by bank and its voting ratios
		Number of shares (in thousand shares)	Voting ratios (%)
The Kyoto Bank, Limited	10,423	2,856	4.50
The Bank of Tokyo-Mitsubishi, Ltd.	5,662	1,503	2.37
UFJ Bank Limited	4,661	1,285	2.02
The Shiga Bank, Limited	4,661	1,272	2.00
The Sumitomo Trust and Banking Company, Ltd.	2,300	814	1.28 *

* The voting ratio of The Sumitomo Trust and Banking Company, Ltd. Includes shares kept in its trust account.

7. Directors and Corporate Auditors

(Titles and responsibilities are all as of March 31, 2003.)
Title	Name	Major responsibility or occupation
Chairman, President & CEO	Shigenobu Nagamori
Executive Vice President & COO	Hiroshi Kobe

Support to CEO; In charge of Sales and Marketing, and SPM Business; Chairman, Nidec Electronics (Thailand) Co., Ltd.; Chairman, Nidec Taiwan Corporation; Chairman, Nidec (H.K.) Co., Ltd.; Chairman, Nidec Korea Corporation

Executive Vice President & CFO	Yasunobu Toriyama	Support to CEO; In charges of Corporate Administration, Corporate Auditing, Accounting and System Processing, and International Business Administration
Senior Managing Director	Yuzo Suzuki	Deputy Chairman and President, Nidec (Zhejiang) Corporation; In charge of Nidec Group Industrial Zone in Pinghu
Senior Managing Director	Kenji Sawamura	In charge of DCM & LDCM Business, Corporate Quality Control and Purchasing; Chairman, Nidec (Dalian) Limited; Chairman, Nidec (Dongguan) Limited; Chairman, Nidec (New Territories) Co.,Ltd.
Senior Managing Director	Yasuo Hamaguchi	In charge of SPM Operation; President, Nidec Electronics (Thailand) Co., Ltd.; Chairman, Nidec Singapore Pte. Ltd.; Chairman, Nidec Philippines Corporation
Managing Director	Kensuke Tanabe	In charge of Corporate Planning; Intellectual Property and Legal Affairs

Title	Name	Major responsibility or occupation
Managing Director	Yoshiharu Kinugawa	In charge of SPM Research and Development, Central Laboratory and Development, Processing Technology, and Mineyama Plant; Manager, Mineyama Plant
Managing Director	Seiji Hashimoto	In charge of Fan Business; General Manager, Tottori Technical Center, Business Operation, and Business Support; In charge of Molds Preparation
Managing Director	Kouichi Yamamoto	President, Nidec Philippines Corporation
Senior Executive Director	Seizaburo Kawaguchi	President, Nidec Singapore Pte. Ltd.
Senior Executive Director	Toshihiro Kimura	General Manager, Shiga Technical Center
Senior Executive Director	Norio Nomura	In charge of Secretary, General Affairs, and Personnel; General Manager, General Affairs Dept.
Senior Executive Director	Seiichi Hattori	In charge of Domestic Business Operation; General Manager, Business Dept. and Tokyo Branch
Senior Executive Director	Tetsuo Inoue	In charge of Affiliates Administration; General Manager, Affiliates Administration Dept.
Senior Corporate Auditor	Teruo Mori
Senior Corporate Auditor	Yoichi Ichikawa
Corporate Auditor	Shoji Tamura
Corporate Auditor	Mahito Kamei

Notes:

1.

Teruo Mori, Shoji Tamura and Mahito Kamei are outside corporate auditors as provided in Paragraph 1 of Article 18 of “The Laws Concerning Exceptional Measures to the Commercial Code with Respect to Auditing, etc. of Joint Stock Corporations.”

2.

Changes in Directors and Corporate Auditors during fiscal 2002:

(1)

Taking Position:

At the close of The 29th Annual General Meeting of shareholders, held on June 26, 2002, Kensuke Tanabe and Tetsuo Inoue were elected as Senior Executive Directors.  At the Board of Directors held on the same day, Kensuke Tanabe was elected as Managing Director.

(2)

Retirement:

At the close of The 29th Annual General Meeting of shareholders, held on June 26, 2002, Jiro Nakata and Katsurou Tanokura retired from the office of director.

At the close of The Board of Directors Meeting, held on September 8, 2002, Tetsuji Arita retired from the office of Managing Director.

(3)

Changes in Positions and Responsibilities:

At the Board of Directors meeting held on June 26, 2002, the following changes in Director responsibilities were made as of July 1, 2002:

Title	Name	Major responsibility or occupation
Senior Managing Director	Kenji Sawamura

In charge of DCM & LDCM Business, Corporate Quality Control and Purchasing; General Manager, Shiga Technical Center Business Support 2; Chairman, Nidec (Dalian) Limited; Chairman, Nidec (Dongguan) Limited; Chairman, Nidec (New Territories) Limited.

Managing Director	Yoshiharu Kinugawa	In charge of SPM Research and Development, Central Laboratory and Development, Processing Technology, and Mineyama Plant; General Manager, Mineyama Plant

At the Board of Directors meeting held on September 8, 2002, the following changes in Director responsibilities were made as of October 1, 2002:

Title	Name	Major responsibility or occupation
Executive Vice President & CFO	Yasunobu Toriyama	Support to CEO; In charges of Corporate Administration, Corporate Auditing, Accounting and System Processing, and International Business Administration
Senior Managing Director	Kenji Sawamura	In charge of DCM & LDCM Business, Corporate Quality Control and Purchasing; Chairman, Nidec (Dalian) Limited; Chairman, Nidec (Dongguan) Limited; Chairman, Nidec (New Territories) Co.,Ltd.
Senior Executive Director	Toshihiro Kimura	General Manager, Shiga Technical Center
Senior Executive Director	Norio Nomura	In charge of Secretary, General Affairs, and Personnel; General Manager, General Affairs Dept.

At the Board of Directors meeting held on March 8, 2003, the following changes in Director responsibilities were made as of April 1, 2003:

Title	Name	Major responsibility or occupation
Executive Vice President & COO	Hiroshi Kobe

Support to CEO; In charge of Sales and Marketing; Chairman, Nidec Electronics GmbH; Chairman, Nidec Taiwan Corporation; Chairman, Nidec (H.K.) Co., Ltd.; Chairman, Nidec Korea Corporation; Chairman, Nidec (Shanghai) International Trading Corporation

Executive Vice President & CFO	Yasunobu Toriyama	Support to CEO; In charges of Corporate Administration, Corporate Auditing, Accounting and System Processing
Senior Managing Director	Yuzo Suzuki	Deputy Chairman and President, Nidec (Zhejiang) Corporation; In charge of Nidec Group Industrial Zone in Pinghu; Chairman, Nidec Total Service (Zhejiang) Corporation
Senior Managing Director	Kenji Sawamura	In charge of DCM Business, Corporate Quality Control and Purchasing; Chairman, Nidec (Dalian) Limited; Chairman, Nidec (Dongguan) Limited; Chairman, Nidec (New Territories)Co.,Ltd.
Senior Managing Director	Yasuo Hamaguchi	In charge of SPM Operation; Overseas Operational Administration; Chairman, Nidec Electronics (Thailand) Co., Ltd.; Chairman, Nidec Nidec (Zhejiang) Corporation; Chairman, Nidec Philippines Corporation
Managing Director	Yoshiharu Kinugawa	In charge of Central Laboratory and Development, Nagano Technical Center, Processing Technology, and Mineyama Plant; General Manager, Mineyama Plant.
Managing Director	Seiji Hashimoto	In charge of Fan Business, Tottori Technical Center and Molds Preparation
Managing Director	Kouichi Yamamoto	Chairman, Nidec Singapore Pte. Ltd.
Senior Executive Director	Seizaburo Kawaguchi	President, Nidec Electronics (Thailand) Co., Ltd.
Senior Executive Director	Norio Nomura	In charge of Secretary, General Affairs, and Personnel
Senior Executive Director	Seiichi Hattori	In charge of Domestic Sales Operation; General Manager, Sales Dept.; President, Nidec (H.K.) Co., Ltd.; President, Nidec (Shanghai) International Trading Corporation

8. Grant of Common Stock Acquisition Rights upon Specially Favorable Terms

No newly granted right.

9. Subsequent Events

Nothing of significant note

Balance Sheet

March 31, 2003

Assets

(in million of yen)

Current Assets

67,830

Cash and deposits

18,385

Trade notes receivable

1,296

Trade accounts receivable

33,215

Current Portion of affiliates-bonds

798

Finished goods

2,194

Raw materials

19

Work in progress

166

Supplies

53

Advanced money

56

Prepaid expenses

101

Deferred income tax

2,409

Short-term loans

3,511

Accounts receivable-other

5,801

Other current assets

38

Allowance for doubtful accounts

( 219

)

Fixed assets

101,041

Tangible fixed assets

24,562

Buildings

9,795

Structures

214

Machinery and equipment

1,531

Vehicles

10

Tools, furniture and fixtures

1,525

Land

11,395

Construction in progress

89

Intangible assets

366

Trademarks and goodwill

239

Patent

0

Software

72

Telephone subscription rights

23

Facility utility

29

Investments and other assets

76,112

Investment securities

35,322

Investments in subsidiaries

30,211

Investments other than capital stock

1,014

Investments in equity of subsidiaries, other than capital stock

7,465

Bankruptcy and other claims

491

Long-term prepaid expenses

13

Deferred tax assets

1,971

Other investments

139

Allowance for doubtful accounts

( 517

)

Total assets

168,871

Notes:

1.

All amounts less than ¥1,000,000 have been omitted.

2.

Short-term receivables from subsidiaries

¥24,676 million

Short-term payables to subsidiaries

¥13,734 million

Long-term payable to subsidiary

¥30 million

3.

Accumulated depreciation of tangible fixed assets

¥11,770 million

4.

Major foreign currency assets and liabilities:

Cash and deposits

¥ 4,866 million

(US$40 million)

Trade accounts receivable

¥ 24,452 million

(US$203 million)

　　　　〃

¥ 709 million

 (TB253 million)

　　　　〃

¥ 249 million

 (PP103 million)

Short-term loans

¥ 2,151 million

 (US$17 million)

Accounts receivable

 ¥ 3,145 million

(US$26 million)

Investment securities

￥691 million

(PP205 million)

　　       〃

￥669 million

(US$5 million)

Investments in subsidiaries

¥ 6,667 million

(TB1,950 million)

　　　　〃

¥ 4,373 million

(PP1,399 million)

　　　　〃

¥ 1,337 million

(US$7 million)

Investments other than capital stock

¥ 638 million

(US$5 million)

Investments in equity of subsidiaries

¥7,420 million

(US$62 million)

March 31, 2003

Liabilities

(in million of yen)

Current liabilities

65,997

Trade notes payable

1,104

Trade accounts payable

21,742

Short-term borrowings

29,010

Current portion of long-term debt

1,653

Current portion of Convertible bonds redeemable

5,027

Account payable-other

6,133

Accrued corporate taxes

15

Reserve for bonuses

862

Notes payable-plant and equipment

22

Other current liabilities

427

Long-term liabilities

14,834

Convertible bonds

9,279

Long-term borrowings

3,821

Employee retirement and severance benefits

1,179

Reserve for retirement allowances for directors and corporate auditors

518

Long-term accrued amount payables

4

Long-term deposits

31

Total liabilities

80,832

Shareholders’ Equity

Capital stock

26,485

Capital surplus

26,360

Capital reserve

26,360

Earned Surplus

36,454

Earned surplus reserve

720

Revenue reserves

29,050

Unappropriated retained earnings at end of period

6,684

[Net income]

[ 4,965

]

Land revaluation surplus

( 701

)

Appreciated prices of stocks and others

( 493

)

Own shares

( 65

)

Total shareholders’ equity

88,039

Total liabilities and shareholders’ equity

168,871

Notes:

Claims on bankruptcy

¥ 491 million

(US$4 million)

Trade accounts payable

¥ 12,574 million

(US$104 million)

Short-term borrowings

¥ 6,010 million

(US$50 million)

Accounts payable-other

¥ 283 million

(US$2 million)

5.

Important leased assets:

Other important leased assets besides those fixed assets on the Balance Sheet include portions of manufacturing equipment for DC motors, information processing equipment, office equipment and vehicles.

6.

Assets for collateral:

Investment securities

¥1,185 million

7.

Guarantees

¥9,456 million

8.

Revaluation of Land

Revaluation of land based on the law concerning the revaluation of land (March 31, 1998, Proclamation of Law No. 34) and revision of the law concerning the revaluation of land (revised March 31, 1999), with the difference appropriated as part of the Company’s shareholders’ equity.

Date of revaluation: March 31, 2000

Amount of the revalued market price of land at the end of this fiscal year lower than the book value of land after revaluation

¥1,091 million

 (Method of revaluation as provided by Article 3, Clause 3 of the above law)

Reasonable adjustments were made to the price determined by the formula for calculation of taxation base stated in Article 16 of Land Value Tax Law (Law No. 69, 1991), which is provided in Article 2 No. 4 of enforcement regulation of the law concerning the revaluation of land (Proclamation of Law No. 119 on March 31, 1998).

9.

Amount of pension assets in retirement benefits trust offsetting provisions for employees’ retirement benefits.

¥669 million

10.

Net income per share for the period (from April 1, 2002 to March 31, 2003)

¥77.04

Statement of Income

from April 1, 2002 to March 31, 2003

Recurring Profit & Loss

(in million of yen)

Operating income and expenses

Net sales

129,164

Cost of sales

( 115,762

)

Selling, general and administrative expenses

( 9,880

)

Operating profit

3,520

Non-operating income and expenses

Non-operating income

Interest and dividend income

5,956

Other

474

Non-operating expenses

Interest expenses

( 310

)

Exchange loss

( 2,109

)

Other

( 279

)

  Recurring profit

7,252

Non-recurring Profit & Loss

Non-recurring profit

Profit on sale of tangible fixed assets

8

Gains from sales of subsidiaries’ shares

13

Transferred from allowance for doubtful accounts

30

Non-recurring loss

Loss on disposal of tangible fixed assets

( 180

)

Loss on sale of investment securities

( 60

)

Loss on valuation of investment securities

( 766

)

Loss on business processing

( 7

)

Income before income taxes

6,288

Provision for income taxes

Current

( 761

)

Deferred

( 561

)

Net income

4,965

Unappropriated retained earnings brought forward from the previous period

2,270

Unappropriated retained earnings passed over with merger

82

Appropriated amount from land revaluation surplus

1

Interim dividend

( 635

)

Unappropriated retained earnings at end of period

6,684

Notes:

1.

All amounts less than ¥1 million have been omitted.

2.

Sales to subsidiaries

¥63,791 million

3.

Purchases from subsidiaries

¥91,533 million

4.

Sales commissions to subsidiaries

¥1,139 million

5.

Turnover with subsidiaries other than sales and purchases

¥6,561 million

Summary of Significant Accounting Policies

1. Valuation method of securities:

Investments in securities for maturation ----- Valuation at cost

Investments in subsidiaries and affiliates ----- Valuation at cost, with cost determined by the moving average method

Other securities

Items with a market value: market valuation method based on year-end closing market price etc. (The difference, net of tax, between acquisition cost and carrying market value of other securities is reported as a separate component of shareholder’s equity. The cost of other securities sold is computed based on the moving average method.)

Items with no market value: valuation at cost, with cost determined by the moving average method

2. Derivatives ----Market valuation method

3. Valuation method of inventories:

Finished goods, semi-finished goods, work in process ----- Lower of cost or market method with cost determined by the moving average method

Supplies ----- Valuation at cost, with cost determined by last purchase price method or replacement cost

4. Method of depreciation of fixed assets:

Tangible fixed assets ----- Declining balance method

With those buildings excluding equipment attached thereto, purchased after April 1, 1998, depreciation is computed on the straight-line method.

The principle estimated useful lives range as follows:

Buildings ----- 2 to 50 years

Machinery and equipment ----- 3 to 7 years

Intangible fixed assets ----- Straight-line method

With respect to the goodwill of the Company, depreciation is computed on the equal installment method based on the longest period (5 years) admitted by the Commercial Code. With respect to the software used in the Company, depreciation is computed on the straight-line method based on useful period of time (mainly 5 years).

5. Deferred assets

Issuing expenses on new shares ----- Total expense recognized as non-operating expenses when it is paid

6. Provisions of allowances

Allowances for doubtful accounts

Appropriate allowances are made for general receivables based on actual past results, but specific doubtful accounts will be investigated on an individual basis, and the amount of forecasted losses will be appropriated.

Allowances for employee bonuses

The amount appropriate for employee bonuses for the term is stated in the statement.

Provision for employees’ retirement benefits

Liabilities considered to have been incurred at year-end from the provision of employee retirement and severance benefits are shown based on the projected benefit obligation and pension fund assets during the year.

Actual gains and losses are amortized on a straight line basis, dividing the amount proportionately, starting from the following fiscal period, based on a set fiscal period (5 years) within the average years of remaining service of employees at the time such gains and losses arose.

Provision for retirement allowances for directors and corporate auditors

Liabilities incurred for the reserve provision for retirement allowances for directors and corporate auditors is stated based on Nidec’s regulations for the amount necessary at the end of the term. The provision of the allowances is provided under Article 287-2 of the Japanese Commercial Code.

7. Hedge Accounting:

In accordance with the accounting standards for financial instruments (“Opinion Concerning Establishment of Accounting Standards for Financial Instruments” issued by the Business Accounting Deliberation Council, January 22, 1999), Nidec adopts special treatments for those interest-rate swap agreements fulfilling the requirements.

8. Leases:

Financial leases other than those in which it can be recognized that ownership rights are transferred to the lessee are treated as operating leases for accounting purposes.

9. Consumption tax:

Consumption tax is excluded from all items in the Statement of Income.

10. Alteration of Accounting Policies:

① Accounting standards regarding appropriation of own shares and legal reserve.

With application of “Accounting Standards regarding Handling of Own Shares and Legal Reserve” (Corporate Accounting Standards No.1) on and after April 1, 2002, this Accounting Standards is followed for this fiscal term.  The effect on profit and loss from following the Standards is minimal.

② Information per share.

With the application of “Accounting Standards regarding Net Profit per Share for This Term” (Corporate Accounting Standards No.2) and “Guide to Application of Corporate Accounting Standards regarding Net Profit per Share for This Term” (Guide to Application of Corporate Accounting Standards No.4) in the fiscal term starting on April 1, 2002, this Accounting Standards and Guide to Application are followed for this fiscal term.  The effect on profit for this term per share from following the Standards and Guide is minimal.

Proposed Appropriation of Profits

(in yen)

Unappropriated retained earnings at end of period

¥ 6,684,053,226

Allocation proposed as follows:

Year-end dividend (¥15 per share)

953,491,215

Directors’ bonuses

65,000,000

Corporate Auditors’ bonuses

3,500,000

Revenue reserves

3,500,000,000

Unappropriated retained earnings carried forward to the next period

¥2,162,062,011

Notes:

Interim dividend in the aggregate of ¥635,659,710 (¥10.00 per share) was distributed on December 11, 2002.

Copy of Report of Accounting Auditors

Audit Report of Independent Auditors May 6, 2003
To: Board of Directors Nidec Corporation	ChuoAoyama Audit Corporation Yukihiro Matsunaga, C.P.A. (Seal) Representative and Engagement Partner Yasushi Kouzu, C.P.A. (Seal) Engagement Partner Yuji Mitani, C.P.A. (Seal) Engagement Partner

We have examined fiscal statements, namely, the balance sheet, the statement of income, the business report (limited to the part concerning accounting), the proposed allocation of profits as well as the supplemental schedules (limited to the part concerning accounting) thereof of Nidec Corporation (the Company) for the 30th fiscal period form April 1, 2002 to March 31, 2003 in accordance with the provisions of Article 2 of “The Law concerning Exceptional Measures to the Commercial Code with Respect to Auditing, etc. of Joint Stock Corporations.”  The parts concerning accounting, which we have examined, of the business report and supplemental schedules are such matters provided therein as were prepared from the records of accounting books.  The management of Nidec Corporation is responsible for preparing these fiscal statements and supplements and we are responsible for expressing opinions regarding the fiscal statements and the supplements from an independent point of view.

We have followed the auditing standards generally recognized as fair and appropriate in this country and applied such auditing procedures as are normally required.  The auditing standards demand a reasonable guarantee that the fiscal statements and supplements have no serious false statement.  The audit is performed on the basis of inspections and includes examinations of what is stated as a whole in the fiscal statements and supplements including assessment of the accounting policies and the application methods thereof adopted by the management together with the estimate of business the management makes.  We came to judge that we have obtained reasonable grounds for expressing opinions as the result of audit.  Moreover, the auditing procedures that we have followed include procedures that we deemed necessary for auditing subsidianes.

We hereby render our opinion as follows:

(1)

The balance sheet and the statement of income fairly present the position of assets and profit and loss of the Company pursuant to laws and ordinances and the Articles of lncorporation.

(2)

The contents of the business report (limited to the part concerning accounting) fairly present the position of the Company pursuant to the laws and ordinances and the Articles of lncorporation.

(3)

The proposed allocation of profit is in conformity with the laws and ordinances and the Articles of lncorporation.

(4)

The supplemental schedules (limited to the part concerning accounting) contain nothing to be commented on pursuant to the Commercial Code.

Neither this firm nor any of its partners has any relationship with the Company which should be disclosed pursuant to the Certified Public Accountants Law.

Copy of Report of Corporate Auditors

Audit Report

The Board of Corporate Auditors, having received a report from each Corporate Auditor on the method and results of his audit on the performance of duties of Directors during the 30th fiscal period from April 1, 2002 to March 31, 2003 and, as a result of discussion, does hereby report the results of audit as follows:

1.

Method of Audit

Each Corporate Auditor, following the audit policy and distribution of audit responsibility among the Corporate Auditors set by the Board of Corporate Auditors, has attended the meetings of the Board of Directors and other important meetings of the Company, received reports on the operations of the Company from Directors, perused important documents including those subject to executive approval, conducted examination of conditions of business and assets at the head office and other major business offices, regularly requested reports on the operations of the subsidiaries, and conducted examination of conditions of business and assets of major subsidiaries.

Each Corporate Auditor has also received from accounting auditors reports concerning accounting audit and their opinions and conducted examinations of accounting documents and supplemented schedules thereof.

With respect to the Directors’ engaging in competing transactions, transactions involving conflict of interest between the Company and a Director, providing by the Company of a benefit without compensation, unusual transactions between the Company and its subsidiary or shareholder and acquisition and disposition by the Company of its own shares, each Corporate Auditor has, in addition to the audit procedures described above, requested reports from directors and other parties and conducted investigation and examination as deemed necessary.

2.

Results of Audit

The Board of Corporate Auditors hereby render our opinion as follows:

(1)

The method of audit employed by ChuoAoyama Audit Corporation and the result thereof are proper and fair.

(2)

The contents of the business report present fairly the position of the Company pursuant to the laws and regulations and the Articles of Incorporation.

(3)

The proposed allocation of profits contains nothing particular to be commented on in the light of the condition of assets of the Company and other circumstances.

(4)

The supplemental schedules present fairly the matters to be described therein and contain nothing to be commented on.

(5)

With respect to the Directors’ execution of their duties, no unfair conduct, nor any material breach of the laws and regulations or the Articles of Incorporation has been found.

Moreover, with regard to the Directors’ engaging in competing transactions, transactions involving conflict of interest between the Company and a Director, providing by the Company of a benefit without compensation, unusual transactions between the Company and its subsidiary or shareholder and acquisition and disposition by the Company of its own shares, no violation of duties by any Directors has been found.

(6)

As a result of the investigation of subsidiaries, with regard to the Directors’ execution of their duties related to subsidiaries, nothing has been found that would necessitate comment.

May 7, 2003

Board of Corporate Auditors

Teruo Mori (Seal)

Shoji Tamura (Seal)

Senior Corporate Auditor

Corporate Auditor

Yoichi Ichikawa (Seal)

Mahito Kamei (Seal)

Senior Corporate Auditor

Corporate Auditor

Note:

Teruo Mori, Shoji Tamura and Mahito Kamei are outside corporate auditors as provided in Paragraph 1 of Article 18 of “The Law concerning Exceptional Measures to the Commercial Code with Respect to Auditing, etc. of Joint Stock Corporations.”

[Reference Material for Exercise of Voting]

1.

Number of voting rights owned by

shareholders who are entitled to vote

635,090 units

2.

The proposals and reference materials

Proposal No. 1:

To approve the proposed appropriation of profit with respect to the 30th fiscal period:

It is proposed that the appropriation of profits shall be made as shown in detail on Page 15.

With respect to the year-end dividend, in order to carry sufficient retained earnings forward to further reinforce corporate and financial strength, and actively propel business development, taking into consideration maintaining stable distribution of profits to shareholders, it is proposed that a cash distribution shall be made at the rate of 15 yen, including an increased dividend of 5 yen, per share. With the interim dividend of 10 yen per share, the aggregate annual dividends will total 25 yen per share.

The year-end internal cash reserves will be appropriated as part of overseas expansion, acquisitions, and capital investment.

Proposal No. 2:

To purchase its own shares

Under the conditions of Article 210, of the Commercial Code, Nidec acquires its own shares up to a limit of one million shares and at a price of up to ¥10 billion.

Proposal No. 3:

To amend partly the articles of incorporation

1.

Reasons for Amendments

(1)

Under “Laws to amend parts of Commercial Code” (2002 Law No.44), the void stock certificate system was established and lowering the quorum necessary for the special resolution of the general meeting of shareholders came to be possible if stipulated by the Articles of Incorporation.  These changes necessitate alteration of the original provisions of Article 7, Clause 3 (Transfer Agent) and Article 8 (Share Handling Rules) and enactment of the new Clause 2 (Method of Resolution) in Article 12.

(2)

On the condition of approval of Proposal No.6 (to approve the contract between Nidec Corporation and Nidec Shimpo Corporation on exchange of shares), the objects of the wholly-owned affiliated company are added to the those of Nidec Corporation, necessitating alteration of its original provisions of Article 2 (Object).

2.

Content of amendments

Parts of the present Articles of Incorporation are to be changed as follows.

(altered sections are indicated by underlining)
Original	Suggested

Chapter 1.  General Provisions

(Objects)

Article 2.

The Objects of the Company shall be to engage in the following businesses:

(1)

Manufacture and sale of electric machinery, equipment, and tools.

(2)

Manufacture and sale of a variety of electronic machine parts and components.

(3)

Manufacture and sale of factory automation systems such as industrial robotic machines.

(Newly enacted)

(4)

Non-life insurance agency business and activities relating to life insurance solicitation.

(5)

Sale, purchase, leasing, renting and management of real property and acting as intermediary therein.

(6)

Sale of books, stationery, teaching equipment & material and telecommunication equipment.

(7)

Agency of travel and advertising.

(8)

Any and all businesses incidental or relating to any of the foregoing items.

Chapter 2.  Shares

(Transfer agent)

Article 7.

The Company shall have a transfer agent with respect to shares.

2.

The transfer agent and its business offices shall be selected by resolution of the Board of Directors and public notice shall be given of such matters.

3.

The register of shareholders and the register of virtual shareholders of the Company (hereinafter called the register of shareholders, etc.,) are kept at the transfer agent office and the registration of a transfer of shares in the register of shareholders, purchase of shares constituting less than one unit, and other business relating to shares, shall be handled by the transfer agent and not by the Company.

(Share Handling Regulations)

Article 8. The denomination of share certificates, the registration of a transfer of shares in the register of shareholders, purchase of shares constituting less than one unit, and other handling relating shares, shall be governed by the Share Handling Regulations to be established by the Board of Directors.

Chapter 1.  General Provisions

(Objects)

Article 2.   (Same as the original)

(1)

(Same as the original)

(2)

(Same as the original)

(3)

(Same as the original)

(4)

Manufacture and sale of speed controlling devices, technical art tools, and measurement tools

(5)

(Same as the original)

(6)

(Same as the original)

(7)

(Same as the original)

(8)

(Same as the original)

(9)

(Same as the original)

Chapter 2.  Shares

(Transfer agent)

Article 7.

(Same as the original)

2.

(Same as the original)

3.

The register of shareholders and the register of virtual shareholders of the Company (hereinafter called the register of shareholders, etc.,) and the register of lost shares are kept at the transfer agent office and the registration of a transfer of shares in the register of shareholders, purchase of shares constituting less than one unit, the registration of lost shares in the register of shares and other business relating to shares, shall be handled by the transfer agent and not by the Company.

(Share Handling Regulations)

Article 8. The denomination of share certificates, the registration of a transfer of shares in the register of shareholders, purchase of shares constituting less than one unit, the registration of lost shares in the register of shares and other handling relating shares, shall be governed by the Share Handling Regulations to be established by the Board of Directors.

Original	Suggested

Chapter 3.  General Meeting of Shareholders

(Person to convene meeting and chairman of meeting)

Article 12.

Unless otherwise provided in laws, a general meeting of shareholders shall be convened by the President, who shall act as chairman of such meeting.

(Newly enacted)

(Newly enacted)

Chapter 3.  General Meeting of Shareholders

(Person to convene meeting and chairman of meeting)

Article 12. 　(Same as the original)

2. The resolution under Commercial Code Article 343, Clause 1 is made subject to attendance of shareholders having more than one third of voting rights of the all shareholders and is made by the majority of more than two third of the exercised voting rights.

Appendix

1.

The alteration of Article 2 will be effective on and after October 1, 2003.

2.

This appendix will be repealed after the alteration of Article 2 is effective.

Proposal No. 4:

To elect fourteen directors

At the close of this Annual General Meeting of Shareholders, all (15) directors' terms of office expire.  And the Corporation asks for approval to elect fourteen directors.

The particulars of the candidates are as follows:

Name and date of birth	Positions held in Nidec and subsidiaries	Ownership of the Corporation’s shares
(1) Shigenobu Nagamori Aug. 28, 1944

July

1973

Founded the Corporation.

Chairman, President & CEO of the Corporation

(Present position)

Positions held in Nidec and subsidiaries

Chairman & CEO, Nidec America Corporation

Chairman, Nidec Copal Corporation

Chairman, Nidec Tosok Corporation

Chairman, Nidec Copal Elecrronics Corporation

Chairman & CEO, Nidec-Shimpo America Corporation

Chairman, Shimpo Drives, Inc.

Chairman, Nidec-Read Corporation

Chairman, Nidec Sibaura Corporation

Chairman, Nidec Nemicon Corporation

Chairman, Nidec Power Moter Corporation

Chairman, Nidec-Kyori corporation

Chairman, Nidec Machinery Corporation

Chairman, Nidec Total Service Corporation

Chairman, Nidec System Engineering (Zhejiang) Corporation

Chairman, Nidec Shibaura (zhejiang) Co., Ltd

Chairman, Nidec Johnson Electric Corporation

5,682,182 shares
(2) Hiroshi Kobe Mar. 28, 1949

Jul.    1973

Joined the Corporation

Nov.   1984

Senior Executive Director of the Corporation

Nov.   1991

Managing Director of the Corporation, in change of Sales and Marketing

Apr.   1992

In charge of System Processing

Apr.   1994

In charge of Sales and Marketing, Director, Sales Dept.

Oct.   1994

Director, Domestic Business 2

120,286 shares

Name and date of birth	Positions held in Nidec and subsidiaries	Ownership of the Corporation’s shares

Apr.

1996

Senior Managing Director, in charge of overall business operations

Apr.

2000

Executive Vice-President and COO, in charge of support to the President and Sales and Marketing (Present position)

Apr.

2002

In change of SPM.

Positions held in Nidec and subsidiaries

Chairman, Nidec Electronics GmbH （CEO）

Chairman, Nidec Taiwan Corporation

Chairman, Nidec (H.K.) Co., Ltd.

Chairman, Nidec Korea Corporation

Chairman, Nidec (Shanghai) International Trading Co., Ltd.

(3) Yasunobu Toriyama Sep. 18, 1938

Mar.

1984

Director, Engineering, Kouyou Seiko Co., Ltd.

Apr.

1991

Joined the Corporation, Executive Director

May.

1991

Director, Accounting

Jun.

1991

Senior Executive Director of the Corporation

Apr.

1994

Deputy General Manager, Corporate Administration

Apr.

1996

Managing Director of the Corporation, in charge of Corporate Administration

June

1997

Senior Managing Director of the Corporation

Oct.

1998

In charge of Secretarial Office, Corporate auditing, Public Relations, Corporate Planning, Management of Affiliated Companies and Intellectual Property & Legal Affairs (Public Relations merged with to the Management of Corporate Planning in Apr. 1999)

Apr.

2000

In charge of Corporate Administration (Present position)

Apr.

2002

Executive Vice-President and CFO, in charge of support to the President (Present position), Accounting and System Processing.

Oct.

2002

In charges of Secretarial Office, Auditing, System Processing, and International Business Administration

May.

2003

In charges of Auditing, Investor relations, Accounting and System Processing,

(Present position)

7,587 shares
(4) Kenji Sawamura Feb. 15, 1942

Nov.

1989

Director, Corporate Planning, Nissan Motor Co., Ltd.

Jan.

1991

General Manager, Oppama Plant, Nissan Motor Co., Ltd.

June

1993

Senior Executive Director, Nissan Motor Co., Ltd.

June

1997

Managing Director, Nissan Motor Co., Ltd.

Oct.

1998

Jointed the Corporation, Executive Director

Jul.

1999

Deputy General Manager, Nidec (Dalian) Limited, Senior Executive Director and President, Nidec Precision (Dalian) Limited

June.

2000

Senior Executive Director of the Corporation

June

2001

Deputy Chairman and President, Nidec (Dalian) Limited

Oct.

2001

In change of DCM.

Apr.

2002

Senior Managing Director of the Corporation

(Present position)

In change of LDCM.

Corporate Quality Control and Purchasing

Jul.

2002

Shiga Technical Center, Business Support 2

Apr.

2003

In charge of DCM Business

(Present position)

May

2003

Corporate Quality Control and Purchasing

General Manager, Shiga Technical Center,(Present position)

Positions held in Nidec and subsidiaries

Chairman, Nidec (Dalian) Limited

Chairman, Nidec (Dongguan) Limited

Chairman, Nidec (New Territories) Co., Ltd

2,000 shares

Name and date of birth	Positions held in Nidec and subsidiaries	Ownership of the Corporation’s shares
(5) Yasuo Hamaguchi Sept. 27, 1949

Apr.

1974

Joined the Corporation

Oct.

1985

Executive Director of the Corporation

Oct.

1992

President of Nidec Electronics (Thailand) Co., Ltd.

June

1993

Senior Executive Director of the Corporation

June

1998

Managing Director of the Corporation

Deputy Director, Overseas Operations

Jane

1999

Director, Overseas Operations

Apr.

2000

In charge of SPM Business

Apr.

2002

Senior Managing Director of the Corporation

　　　　　　　　　　In charge of SPM production (Present position)

Apr.

2003

In charge of SPM Business (Present position)

　　　　　　　　　　International Business Administration (Present position)

May

2003

Director, Mineyama Precision Machining Center

(Present position)

Positions held in Nidec and subsidiaries

Chairman, Nidec Electronics (Thailand) Co., Ltd.

Chairman, Nidec (Zhejiang) Corporation

Chairman, Nidec Philippines Corporation

130,974 shares
(6) Kensuke Tanabe Jan. 11, 1942

May

1990

Manager, Kyoto Branch, The Bank of Japan

July

1994

Manager, Department of Business Operation, Head Office of

             the bank

Feb.

1996

Joined The Shoko Chukin Bank as Director of the bank

Mar.

2000

Joined Kochi Bank Corporation

June

2000

Representative and Senior Managing Director

Jan.

2002

Retired from the Bank

Feb.

2002

Joined the Corporation as Executive Advisor

June.

2002

Managing Director of the Corporation (Present position)

In charge of Corporate Planning and Intellectual Property & Legal Affairs

May.

2003

In charge of, Compliance Office, Risk Management, Corporate Planning, Public Relations & Advertising and Intellectual Property & Legal Affairs (Present position)

2,000 shares
(7) Yoshiharu Kinugawa Mar. 5, 1947

May

1975

Joined the Corporation

Jul.

1985

Executive Director of the Corporation

June

1990

Senior Executive Director of the Corporation, in charge of SPM Business

Apr.

1993

In charge of SPM Business and ADF Business

June

1993

Managing Director of the Corporation (Present position)

Apr.

1994

Director, Domestic Business 1

Jan.

1995

Director, Domestic Business and in charge of SPM Business

Apr.

1997

In charge of Corporate Purchasing

Apr.

2000

In charge of Domestic SPM Business and promoting FDB Business, Deputy Chairman, Nidec Electonics Corporation

June.

2000

In charge of Corporate Research and Development and LDCM Business

Oct.

2000

General Manager, Central Laboratory

Apr.

2002

In charge of SPM Research and Development, Central laboratory, Processing Technology, and Mineyama Plant

Jul.

2002

General Manager, Mineyama Plant

Apr.

2003

In charge of Nagano Technical Center. (Present position)

May.

2003

In charge of Central Technical Laboratory  (Present position)

60,340 shares
(8) Seiji Hashimoto May 19, 1940

Nov.

1978

Joined the Corporation

Apr.

1986

Executive Director of the Corporation

Sep.

1989

Senior Executive Director, Nidec Electronics Corporation

Apr.

1991

President, Nidec Electronics Corporation

Jul.

1995

In charge of Fan Business (Present position)

June

1996

Senior Executive Director of the Corporation

46,899 shares

Name and date of birth	Positions held in Nidec and subsidiaries	Ownership of the Corporation’s shares

June

2000

Managing Director of the Corporation (Present position)

Apr.

2002

General Manager, Tottori Technical Center, Director, Business Operation, and Business Support

　　　　　　　　　　In charge of Molds Preparation (Present position)

Apr.

2003

In charge of Tottori Technical Center (Present position)

(9) Seizaburo Kawaguchi Oct. 27, 1953

Sep.

1983

Joined the Corporation

Oct.

1985

General Manager, Singapore Representative Office

Mar.

1989

President, Nidec Singapore Pte, Ltd.

Apr.

1997

Executive Director of the Corporation

June

2000

Senior Executive Director of the Corporation (Present position)

Positions held in Nidec and subsidiaries

President, Nidec Thailand Pte. Ltd.

10,536 shares
(10) Toshihiro Kimura Jul. 2, 1953

Apr.

1978

Joined the Corporation

Oct.

1992

Executive Director of the Corporation, General Manager, Shiga Office and Director, SPM or Manufacturing

Oct.

1994

General Manager, Technical Center and Director, Business Support 1

Jul.

1995

Senior Executive Director and President, Nidec (Dailen) Limited

June

1997

Senior Executive Director of the Corporation

(Present position)

Oct.

1997

Chairman and President, Nidec Precision (Dalian) Limited

Apr.

2000

General Manager, Shiga Technical Center, Director, Business Support 1, and in charge of DCM Business

May.

2003

General Manager, Central Technical Laboratory

(Present position)

8,878 shares
(11) Norio Nomura Apr. 8, 1940

June

1982

Joined the Corporation

Apr.

1988

Director, Personnel

Apr.

1997

Executive Director of the Corporation

June

1998

Senior Executive Director of the Corporation

(Present position)

Apr.

2000

In charge of Personnel, (Present position)

General Manager, General Affairs

Aug.

2000

In charge of General Affairs (Present position)

Oct.

2002

In charge of Secretarial Office, (Present position)

29,128 shares
(12) Seiichi Hattori Dec. 30, 1953

Apr.

1977

Joined the Corporation

Oct.

1990

General Manager, Tokyo Branch

Oct.

1996

Director, Sales (Present position)

Apr.

1998

Executive Director of the Corporation

June

1999

Senior Executive Director of the Corporation

(Present position)

Apr.

2002

In charge of Domestic Sales (Present position)

Positions held in Nidec and subsidiaries

President, Nidec (HK) Co., LTD.

Senior Executive Director and President, Nidec (Shanghai) International Trading Co., Ltd.

10,118 shares
(13) Tetsuo Inoue June 22, 1948

Oct.

1992

Manager, Senbayashi Branch, Sumitomo Bank Corporation.

Oct.

1994

Manager, Wakayama Branch

Jan.

1997

General Manger, Corporation Business (Osaka) Department

Dec.

1999

Joined the Corporation as Executive Director; General Manager, Management of Affiliated Companies (Present position).

June

2002

Senior Executive Director of the Corporation

(Present position)

In charge of Management of Affiliated Companies.

(Present position)

1,400 shares

Name and date of birth	Positions held in Nidec and subsidiaries	Ownership of the Corporation’s shares
(14) Satoru Kaji * Oct. 4, 1947

Jan.

1988

Joined the Corporation

Jan.

1994

Executive Vice President of Nidec America Corporation.

Apr.

2001

Executive Director of the Corporation. (Present position)

July

2001

General Manager, No.1 International Sales and Marketing

Apr.

2002

In charge of International Sales and Marketing

General Manager, International Sales Administration

Positions held in Nidec and subsidiaries

President, Nidec Singapore Pte. Ltd.

3,066 shares

Notes:

1.

No conflicting interest exists between the Corporation and any of the above candidates.

2.

* denotes officers-to-be is a new appointment candidate.

Proposal No. 5:

To elect three corporate auditors

At the close of this Annual General Meeting of Shareholders, Akio Mori, Shoji Tamura, and Mahito Kamei will retire from corporate auditors on the expiration of term of office and the Corporation ask for approval to elect three corporate auditors to fill the vacancies.

The particulars of the auditors are as follows.

This proposal was approved by Board of corporate auditors in advance.

Name and date of birth	Positions held in Nidec and subsidiaries	Ownership of the Corporation’s shares
(1) Hideo Asahina Mar. 28, 1938

June

1985

Ministry of Finance, Kobe Customs director

June

1986

Ministry of Finance, Minister’s Secretariat Councilor

(In Charge of International Finance Bureau)

Oct.

1988

Director, Finance Corporation of Local Public Enterprise

June

1991

President, Osaka Securities Finance Co., Ltd.

Jul.

1996

Director General, Commemorative Association for the Japan

World Exposition 1970 (Present position)

―
(2) Tadayosi Sano Apr. 13, 1944	Jul. 1995 Joined the Corporation Apr. 1996 General Manager, Accounting (Present position) Apr. 1998 Executive Director of the Corporation (Present position)	1,150 shares
(3) Tsutomu Katsuyama June 5, 1932	Apr. 1972 Enrolled in The Kyoto Bar Association. Established Tsutomu Katsuyama Law-Farm.	―

Notes:

1.

No conflicting interest exists between the Corporation and the above candidates-to-be.

2.

The above auditor-to-be, Hideo Asahina and Tsutomu Katsuyama are the outside ausitor-to-be, provided in Commercial Code, Special Provision Article 18, Clause 1.

Proposal No. 6: To approve the contract between Nidec Corporation and Nidec-Shimpo Corporation on exchange of shares.

1.

Reason necessitating exchange of shares.

Nidec Corporation needs to improve and utilize more its technology for the small-sized precision motor which has been its strongest asset since its inception and, for this objective, Nidec has incorporated companies with business lines conducive to attaining this objective into the Nidec group through M&A (merger and acquisition) promoting a confederate group management. Nidec-Shimpo Corporation has high-grade drive system technology in transmission with underlying precision processing skills.  With the intent that these technologies should be applied to the development and manufacture of mid & small size power brush less DC motors in use for automobiles and home appliances, in February 1995 when Nidec-Shimpo Corporation conducted a capital increase through a third-party allotment, Nidec Corporation subscribed and paid to become the principal shareholder of Nidec-Shimpo to gain control of management.

In the past, the aim of Nidec Corporation’s M&A strategy has been to heighten the synergism with its partners by making efficient use of Nidec’ s management know-how, and, for this purpose, Nidec has acquired only the minimum quantity of a partner’s shares necessary to ensure actual control over the management of the partner, leaving corporate autonomy and subjecthood to the partner: the aim has not always been to make the partner a wholly-owned Nidec subsidiary.

However, Nidec Corporation, viewing the further growth and profit increase of Nidec-Shimpo Corporation in the midst of worsening economic trends, came to judge that it is vital to secure better business results by communizing all the corporate resources of both and improving the effectiveness of investment by both and thus by reorganizing the operation structure in a way integrated with Nidec Corporation in order to realize prompt decision making and adroit management, and accordingly Nidec Corporation entered into a memorandum (fundamental agreement) for the exchange of shares with Nidec-Shimpo Corporation on February 14, 2003 and concluded the contract for the exchange of shares under the conditions of Article 353 of the Commercial Code on April 25, 2003.

The date of the exchange of shares is October 1, 2003 and the ratio of exchange sets as 0.060 shares of Nidec Corporation to 1 share of Nidec-Shimpo Corporation.

Support for the purpose of the exchange of shares and approval of the contract by shareholders are appreciated.

2.

Contents of the Contract for the Exchange of Shares.

Contents of the contract for the exchange of shares between Nidec Corporation and Nidec-Shimpo Corporation, signed  on April 25, 2003, under the conditions of Article 353 of the Commercial Code, are as follows.

Contract for the exchange of shares (Copy)

Nidec Corporation (hereinafter called A) and Nidec-Shimpo Corporation (hereinafter called B) conclude a contract for exchange of shares (hereinafter called Contract) as follows.

( Method )

Article 1.

A, becoming a wholly owning parent, and B, becoming a wholly owned subsidiary, exchange shares in the method of exchange expressly provided in Article 352 and 363 of the Commercial Code.

( Amendment of Articles of Incorporation )

Article 2.

Following the exchange of shares, A amends Article 2 (Object) of Articles of Incorporation on the exchange as follows. (amended parts are underlined)

( Object )

Article 2. The objects of the Company shall be to engage in the following businesses:

(1)

Manufacture and sale of electric machinery, equipment, and tools.

(2)

Manufacture and sale of a variety of electronic machine parts and components.

(3)

Manufacture and sale of factory automation systems such as industrial robotic machines.

(4)

Manufacture and sale of speed controlling devices, technical art tools, and measurement tools

(5)

Non-life insurance agency business and activities relating to life insurance solicitation.

(6)

Sale, purchase, leasing, renting and management of real property and acting as intermediary therein.

(7)

Sale of books, stationery, teaching equipment & material and telecommunication equipment.

(8)

Agency of travel and advertising.

(9)

Any and all businesses incidental or relating to any of the foregoing items.

( Shares issued at the time of the exchange of shares and allotment )

Article 3.

1. At the time of the exchange of shares, A issues 582,990 common shares and allots these shares to the final shareholders (including the actual shareholders, hereinafter the same is true) listed on the register of shareholders (including the actual register of the shareholders, hereinafter the same is true) on the previous day of the exchange of shares at the ratio of 1 B’s common share to 0.060 A’s common shares.  However, no shares are allotted to 10,284,000 shares A holds.

2. In case of an increase in the number of common shares held by B as a result of exercising common share acquisition rights during the time from April 1, 2003 to August 29, 2003, A issues the necessary common shares in addition to the number of shares in the foregoing clause and allots these shares to the increased shareholders at the ratio of 1 B’s common share to 0.060 A’s common shares.

( Initial date in reckoning dividends )

Article 4.

Initial date in reckoning dividends of profit on shares issued in the foregoing clause is October 1, 2003.

( Increased mount of capital stock and legal reserve )

Article 5.

The increased amount of A’s capital stock and legal reserve is as follows.

(1)

capital stock

No increase in the amount of capital stock in A

(2)

legal reserve

Amount of A’s legal reserve increase is the multiplied amount of the existing shareholders’ equity on the day of the exchange of shares by the ratio of the number of B’s shares transferred to A to the total number of B’s outstanding shares.

( General meeting of shareholders to approve the exchange of shares )

Article 6.

A, on June 25, 2003, and B, on June 24, 2003, as the date of general meeting of shareholders respectively convene a general meeting of shareholders (hereinafter called the general meeting to approve the exchange of shares) and ask for the approval of this contract and resolutions for matters necessary for the exchange of shares. In case of necessity or due to other reasons during the process of exchange of shares, A and B can consult and change the foregoing dates of convening.

( Date of exchange of shares )

Article 7.

The date of exchange of shares is October 1, 2003.  In case of necessity or due to other reasons during the process of exchange of shares, A and B can consult and change this date.

( Administration of corporate assets )

Article 8.

A and B, after the conclusion of this contract on to the previous day of the exchange of shares, execute its own business activities and administrate and manage the corporate assets with bona fide cares.  Any act affecting seriously the assets or claims and obligations, A and B consult in advance and perform such an act.

( Dividend of profit )

Article 9.

A and B pay dividends of profit in amounts limited to the following to the final shareholders and the registered pledgees of shares listed on the register of shareholders as of March 31, 2003.

(1)

In A, ¥15 per share, amounting to ¥953,491,215 in total.

(2)

In B, ¥1 per share, amounting to ¥19,997,317 in total.

( Interim dividends )

Article 10.

A and B pay interim dividends in an amount limited to the following to the final shareholders and the registered pledgees of shares listed on the register of shareholders as of September 30,2003.

(1)

In A, ¥17.5 per share, amounting to ¥1,112,406,417 in total.  In case of an increase in the number of shares due to conversion from convertible bonds during the time from April 1, 2003 to September 30, 2003, the amount of ¥17.5 multiplied by the increased number of shares is added.

(2)

In B, ¥1.5 per share, amounting to ¥29,995,976 in total.  In case of an increase in the number of shares due to the exercise of acquisition rights of new shares during the time from April 1, 2003 to August 29, 2003, the amount of ¥1.5 multiplied by the increased number of shares is added.

( Term of office of the auditor assuming office prior to the exchange of shares )

Article 11.

The term of the auditor of A assuming office prior to the date of exchange of shares is treated in the same way as in cases without the exchange of shares.

( Alteration of conditions for exchange of shares and cancellation of the Contract )

Article 12.

In case of any serious change in the state of assets or the business condition of A or B after the date of conclusion of the contract, A and B shall consult and can alter conditions for the exchange of shares or cancel the contract.

( Validity of Contract )

Article 13.

In case of failure of the general meeting of A or B to approve the exchange of shares, the Contract loses validity.

( Matters to be discussed )

Article 14.

In addition to matters prescribed in the Contract, necessary matters for the exchange of shares are discussed and decided by A and B in compliance with the aim of the Contract.

As evidence of conclusion of the Contract, A and B shall prepare two copies of the Contract and sign them and hold a copy each.

Apr. 25, 2003

A:

Shigenobu Nagamori (Seal)

B:

Kazuhiko Kashihara(Seal)

Chairman, President & CEO

President & CEO

Nidec Corporation

Nidec Shimpo Corporation

10 Tsutsumisoto-cho, Nishikyogoku, Ukyo-ku,

1 Terada, Kohtari, Nagaokakyo-city,

Kyoto 615-0854 Japan.

Kyoto 617-0833 Japan

3.

Reasons for Amendments of the Articles of Incorporation Attendant on the Exchange of Shares and the Content of Amendment.

The reasons and the content are indicated in Proposal No.3: To amend partly the articles of incorporation, 1.Purport and objective (2) and 2.Content of amendments (p18-P20).

4.

Explanation of exchange ratio of shares stipulated in Article 354, Clause 1, No.2 of Commercial Code.

Reasons for calculating and applying the ratio

1) Ratio for the exchange of shares

Nidec Corporation (hereinafter called A) requested Daiwa Security SMBC Co., Ltd. (hereinafter called Daiwa Securities SMBC) and Nidec-Shimpo Corporation (hereinafter called B) requested Shijo Consulting Co., Ltd. (hereinafter called Shijo Consulting) respectively to calculate the ratio for the exchange of shares and, taking the result of the calculations into consideration, consulted and agreed as follows.  The following exchange ratio of shares can be changed through discussion between A and B in case of serious changes occurring in the state of assets or management of A or B.

A	B
1	0.060

Notes:

Allotment ratio of Shares

0.060 of A share are allotted per B share.

2) Method and basis of calculating the exchange ratio of shares.

Daiwa Securities SMBC conducted analyses, using the market value method and the discounted cash flow method, on A and B and gave over all consideration to the results and calculated the exchange ratio of shares.

Shijo Consulting conducted analyses of A and B using the average market price method, the discounted cash flow method and the current net worth value method and gave overall consideration to the results and calculated the exchange ratio of shares.

5.

Balance sheets and statements of income of companies exchanging shares stipulated in Commercial Code Article 354, Clause 1, No.3-No.6.

1) Balance sheet and statement of income of Nidec Corporation is indicated on p.11 to p.14 of this Note.

2) Balance sheet and statement of income of Nidec-Shimpo Corporation are as follows:

Balance Sheet

March 31, 2003

Assets

(in thousand of yen)

Current Assets

7,686,474

Cash and deposits

356,549

Trade notes receivable

1,247,924

Trade accounts receivable

3,034,468

Securities

30,121

Finished goods

135,222

Raw materials

62,238

Work in progress

343,323

Supplies

32,952

Deferred income tax

117,832

Short-term loans

180,300

Accounts receivable-other

1,622,328

Consumption tax to refund

25,894

Other current assets

509,915

Allowance for doubtful accounts

( 12,597

)

Fixed assets

9,354,906

Tangible fixed assets

6,530,690

Buildings

2,466,143

Structures

111,498

Machinery and equipment

202,892

Vehicles

2,508

Tools, furniture and fixtures

116,242

Land

3,631,405

Intangible assets

13,671

Software & others

13,671

Investments and other assets

2,810,544

Investment securities

480,205

Investments in subsidiaries

1,692,702

Long-term loans to subsidiaries

165,343

Long stagnant claims

100,980

Deferred tax assets

406,434

Other investment

66,152

Allowance for doubtful accounts

( 101,273

)

Deferred assets

960

Bond discount

960

Total assets

17,042,341

Notes:

1.

All amounts less than ¥1,000 have been omitted.

2.

Receivables and payables of affiliates and controlling shareholders

(1) Affiliates

Short-term receivables

¥194,615 thousand

Long-term receivables

¥165,343 thousand

Short-term payables

¥272,607 thousand

March 31, 2003

Liabilities

(in thousand of yen)

Current liabilities

7,396,373

Trade notes payable

1,474,135

Trade accounts payable

1,012,254

Short-term borrowings

3,693,300

Current portion of bonds redeemable

240,000

Accounts payable-other

566,008

Accrued corporate taxes

2,896

Reserve for bonuses

172,400

Other current liabilities

235,378

Long-term liabilities

940,928

Employee retirement and severance benefits

891,715

Reserve for retirement allowances for directors and corporate auditors

21,866

Deposited guaranty money

27,346

Total liabilities

8,337,301

Shareholders’ Equity

Capital stock

2,592,575

Capital surplus

2,160,794

Capital reserve

2,160,794

Earned Surplus

3,973,642

Earned surplus reserve

207,949

Revenue reserves

3,238,480

 Reserve for dividend

169,680

 Other reserve

3,068,800

Unappropriated retained earnings at end of period

527,213

[Net income]

[ 59,753

]

Appreciated prices of stocks and others

( 20,538

)

Own shares

( 1,434

)

Total shareholders’ equity

8,705,040

Total liabilities and shareholders’ equity

17,042,341

Notes:

(2) Controlling shareholders

Short-term receivables

¥210,674 thousand

Long-term receivables

¥7,672 thousand

Short-term payables

¥245,584 thousand

3.

Accumulated depreciation of tangible fixed assets

¥2,272,342 thousand

4.

Major assets and liabilities in foreign currency are as follows:

Trade accounts receivable

¥ 235,263 thousand

 (US$1,663 thousand,

EUR272 thousand)

Short-term loans

 ¥ 180,300 thousand

(US$1,500 thousand)

Investments in subsidiaries

¥1,672,202 thousand

(US$3,530 thousand,

PP299, 095 thousand)

Long-term loans to subsidiaries

¥165,343 thousand

(US$1,375 thousand)

Trade accounts payable

¥213,744 thousand

(US$1,708 thousand,

EUR64 thousand)

Short-term borrowings

¥180,300 thousand

(US$1,500 thousand)

5.

Important leased assets:

Other important leased assets besides those fixed assets on the Balance Sheet include Parts of production equipments, office machines and tools are being used under lease.

6.

The balance of the pre-emptive right on the 1st unsecured bond with the pre-emptive right is ¥240,000 thousand, and the price set (as of the date of Balance Sheet) is ¥1,434.70.

7.

Net income per share for the period (from April 1, 2002 to March 31, 2003) ---- ¥2.99.

8.

Relation between employees’ retirement benefits trusts and provisions for employees’ retirement benefits by each retirement benefits plan is as follows.

	Provisions for employees’ retirement benefits (Before deduction of pension assets in employees’ retirement benefits trust)	Pension assets in employees’ retirement benefits trust (Overlooked minute differences arising in reckoning figures are omitted)	Provisions for employees’ retirement benefits on Balance Sheet (After deduction of pension assets in employees’ retirement benefits)
Retirement lump sum grant plan	(1,336,652)	571,571	(765,081)
Qualified retirement benefits trust plan	(454,685)	328,051	(126,634)
Total	(1,791,338)	899,622	(891,715)

Statement of Income

from April 1, 2002 to March 31, 2003

Recurring Profit & Loss

(in thousand of yen)

Operating income

9,112,849

Net sales

9,112,849

Operating expenses

( 8,611,741

)

Cost of sales

( 6,133,923

)

Selling, general and administrative expenses

( 2,477,818

)

Operating profit

501,108

Non-operating income and expenses

100,063

Non-operating income

45,261

Lease revenue

28,314

Other

26,487

Non-operating expenses

( 199,532

)

Interest expenses

( 36,987

)

Operation promotion costs in China

( 121,968

)

Other

( 40,575

)

Recurring profit

401,639

Non-recurring Profit & Loss

Non-recurring profit

41,623

Profit on sale of tangible fixed assets

41,436

Transferred from allowance for doubtful accounts

187

Non-recurring loss

321,264

Loss on disposal of tangible fixed assets

( 6,069

)

Patent lawsuit expenses

( 77,716

)

Depreciated balance caused by modification of retirement benefits accounting standard

( 162,384

)

Transferred to allowance for doubtful accounts

( 6,800

)

Loss on valuation of investment securities

( 68,293

)

Income before income taxes

121,998

Provision for income taxes

Current

( 47,001

)

Deferred

( 15,243

)

Net income

59,753

Unappropriated retained earnings brought forward from the previous period

497,459

Interim dividend

( 29.999

)

Unappropriated retained earnings at end of period

527,213

Notes:

1.

All amounts less than ¥1,000 have been omitted.

2. Transactions with affiliates and controlling shareholders are as follows:

(1) Affiliates

Amount of sales

¥389,445 thousand

Amount of purchase

¥847,077 thousand

Amount of non-operating transactions

¥17,655 thousand

(2) Controlling shareholders

Amount of sales

¥326,290 thousand

Amount of purchase

¥111,554 thousand

Amount of non-operating transactions

¥23,092 thousand

Summary of Significant Accounting Policies

1. Valuation method of securities:

Investments in subsidiaries and affiliates

Valuation at cost, with cost determined by the moving average method

Other securities

Items with a market value: market valuation method based on the term-end market price

(The difference between the acquisition cost and carrying market value is dealt with as a separate component of shareholder’s equity and the cost of selling securities is computed based on the moving average method)

Items with no market value: valuation at cost, with cost determined by the moving average method

2. Valuation method of inventories

 LCM (lower of cost or market) basis based on first-in, first-out method

3. Method of depreciation of fixed assets:

Tangible fixed assets

 Declining balance method

With those buildings, excluding equipment attached there-to, purchased after April 1, 1998, depreciation is computed on the straight-line method.

The principle estimated useful lives range as follows:

Buildings

 10 to 38 years

Machinery and equipment

 5 to 12 years

Intangible fixed assets

 Straight-line method

With respect to the software used in the Company, depreciation is computed on the straight-line method based on useful period of time (mainly 5 years).

4. Deferred assets

Bond discount

 Depreciation is computed on the equal installment method based on the longest period (5 years) admitted by the Commercial Code.

5. Provisions of allowances

Allowances for doubtful accounts

Appropriate allowances are made for general receivables based on actual past results, but specific doubtful accounts will be investigated on an individual basis, and the amount of forecasted losses will be appropriated.

Allowances for employee bonuses

The amount appropriate for employee bonuses for the term is stated in the statement.

Provision for employees’ retirement benefits

Liabilities considered to have been incurred at term-end from the provision of employee retirement and severance benefits are shown based on the projected benefit obligation and pension fund assets during the year.

Out of the amount of difference arising at the alteration of the accounting standard (¥1,456,777 thousand), ¥969,625 thousand was put into the trust account for employees’ retirement benefits opened in the 56th term temporarily and the balance (¥487,152 thousand) was divided proportionately for 3 years and amortized.

Actual gains and losses are amortized on a straight line basis, dividing the amount proportionately, starting from the following fiscal period, based on a set fiscal period (8 years) within the average years of remaining service of employees at the time such gains and losses arose.

Provision for retirement allowances for directors and corporate auditors

Liabilities incurred for the reserve provision for retirement allowances for directors and corporate auditors is stated based on the Corporation’s regulations for the amount necessary at the end of the term. The provision of the allowances is provided under Article 287-2 of the Japanese Commercial Code.

6. Leases:

Financial leases other than those in which it can be recognized that ownership rights are transferred to the lessee are treated as operating leases for accounting purposes.

7. Consumption tax:

Consumption tax is excluded from all items in the Statement of Income.

8. Alteration of Accounting Policies:

① Accounting standards regarding appropriation of own shares and legal reserve.

With application of “Accounting Standards regarding Handling of Own Shares and Legal Reserve” (Corporate Accounting Standards No.1) on and after April 1, 2002, this Accounting Standards is followed for this fiscal term.  The effect on profit and loss from following the Standards is minimal.

② Information per share.

With the application of “Accounting Standards regarding Net Profit per Share for This Term” (Corporate Accounting Standards No.2) and “Guide to Application of Corporate Accounting Standards regarding Net Profit per Share for This Term” (Guide to Application of Corporate Accounting Standards No.4) in the fiscal term starting on April 1, 2002, this Accounting Standards and Guide to Application are followed for this fiscal term.  The effect on profit for this term per share from following the Standards and Guide is non.

[For reference] Consolidated balance sheet and income statement of Nidec Corporation and Nidec Shimpo Corporation

1)

Consolidated balance sheet and income statement of Nidec Corporation are as follows.

(Consolidated) Balance Sheet

March 31, 2003

Assets

[figures below ¥1,000,000 omitted]

Current Assets

167,972

Cash and deposits

49,491

Trade notes receivable and Trade accounts receivable

80,144

Securities

266

Inventories

24,298

Deferred income tax

4,144

Other current assets

10,176

Allowance for doubtful accounts

( 550

)

Fixed assets

137,332

Tangible fixed assets

112,484

Buildings and Structures

35,372

Machinery, equipment and Vehicles

34,419

Tools, furniture and fixtures

11,541

Land

28,691

Construction in progress

2,459

Intangible assets

9,174

Adjustment items for consolidation

8,402

Other intangible assets

771

Investments and other assets

15,673

Investment securities

7,342

Deferred tax assets

4,608

Others

4,374

Allowance for doubtful accounts

( 651

)

Deferred assets

13

Total assets

305,318

* Total depreciated amount of tangible assets.

¥87,135 million

* Liabilities for guarantee.

Borrowings from financing institutions by corporates other than consolidated corporates are guaranteed.

Okaya Seiken Kabushikigaisha

¥120million

*Collaterals offered as security are as follows:

Collaterals offered as security

Land

¥125 million

(¥125 million)

Buildings

¥624 million

(¥624 million)

Machinery, equipment

¥107 million

(¥48 million)

Tools, furniture and fixtures

¥4 million

(¥4 million)

Investment securities

¥1,185 million

(¥ - million)

Total assets

¥2,047 million

(¥802 million)

The corresponding borrowings to the above:

Short-term borrowings

¥58 million

(¥ - million)

Current portion of long-term debt

¥534 million

(¥84 million)

Long-term borrowings

¥500 million

(¥ - million)

Figures in the above parentheses indicate amounts of the plant foundation mortgage and the corresponding obligations.

March 31, 2003

Liabilities

[figures below ¥1,000,000 omitted]

Current liabilities

152,485

Trade notes payable and Trade accounts payable

53,113

Short-term borrowings

65,496

Current portion of long-term debt

3,349

Convertible bonds redeemable within one year

5,027

Accrued corporate taxes

3,045

Reserve for bonuses

3,325

Other current liabilities

19,129

Long-term liabilities

26,807

Convertible bonds

9,279

Long-term borrowings

5,187

Deferred tax liability

         1,192

Employee retirement and severance benefits

9,081

Reserve for retirement allowances for directors and corporate auditors

1,255

Other intangible liabilities

811

Total liabilities

179,293

Minority interests

Minority interests

35,882

Shareholders’ Equity

Capital stock

26,485

Capital surplus

26,360

Earned Surplus

44,282

Land revaluation surplus

( 701

)

Appreciated prices of stocks and others

( 561

)

Account for exchange adjustments

( 5,656

)

Own shares

( 65

)

Total shareholders’ equity

90,142

Total of liabilities, minority interests and shareholders’ equity

305,318

(Consolidated) Statement of Income

from April 1, 2002 to March 31, 2003

Recurring Profit & Loss

[figures below ¥1,000,000 omitted]

Operating income and expenses

Net sales

298,641

Cost of sales

( 238,851

)

Gross profit on soles

59,789

Selling, general and administrative expenses

( 36,928

)

Operating profit

22,861

Non-operating income and expenses

2,060

(Interest and dividend income)

554

(Other)

1,506

Non-operating expenses

( 7,105

)

(Interest expenses)

( 897

)

(Exchange loss)

( 3,538

)

(Other)

( 2,668

)

  Recurring profit

17,816

Non-recurring profit

211

(Profit on sale of tangible fixed assets)

102

(Other)

108

Non-recurring loss

 ( 5,315

)

(Loss on disposal of tangible fixed assets)

     ( 1,266

)

(Loss on valuation of investment securities)

( 1,255

)

(Differentials from alteration of accounting process standards with the application of the retirement allowance accounting)

( 1,462

)

(Other)

( 1,330

)

Net profit before tax and other adjustment

12,712

Corporate taxes and others

( 3,921

)

Minority interest

( 2,305

)

Net profit for the term

6,485

* Research and development costs included in general and administrative expenses and production costs for the term is

¥8,487 million

2)

Consolidated balance sheet and income statement of Nidec Shimpo Corporation are as follows.

(Consolidated) Balance Sheet

March 31, 2003

Assets

[figures below ¥1,000,000 omitted]

Current Assets

12,178

Cash and deposits

1,832

Trade notes receivable and Trade accounts receivable

5,576

Securities

74

Inventories

2,101

Accounts receivable-other

1,655

Deferred income tax

198

Other

757

Allowance for doubtful accounts

( 18

)

Fixed assets

8,521

Tangible fixed assets

7,052

Buildings and Structures

2,850

Machinery and equipment and Vehicles

245

Land

3,649

Others

305

Intangible assets

42

Investments and other assets

1,426

Investment securities

782

Deferred tax assets

532

Other

212

Allowance for doubtful accounts

( 100

)

Total assets

20,700

*The total depreciated amount deducted directly from the amount of tangible assets is

¥2,844 million

March 31, 2003

Liabilities

[figures below ¥1,000,000 omitted]

Current liabilities

8,165

Trade notes payable and Trade accounts payable

3,443

Short-term borrowings

3,698

Accrued corporate taxes

133

Accrued consumption taxes

4

Reserve for bonuses

205

Other

680

Long-term liabilities

1,120

Employee retirement and severance benefits

1,020

Reserve for retirement allowances for directors and corporate auditors

73

Other

27

Total liabilities

9,286

Minority interests

    Minority interests

         2,243

Shareholders’ Equity

Capital stock

2,592

Capital surplus

2,160

Earned Surplus

4,963

Appreciated prices of stocks and others

( 39

)

Account for exchange adjustments

( 505

)

Own shares

( 1

)

Total shareholders’ equity

9,170

Total of liabilities, minority interests and shareholders’ equity

20,700

(Consolidated) Statement of Income

from April 1, 2002 to March 31, 2003

Recurring Profit & Loss

[figures below ¥1,000,000 omitted]

Net sales

12,711

Cost of sales

( 8,208

)

gross profit on soles

( 4,502

)

Selling, general and administrative expenses

（3,591

)

Operating profit

911

Non-operating income and expenses

72

(Non-operating income)

( 13

)

(Other)

( 58

)

Non-operating expenses

( 258

)

(Interest expenses)

( 34

)

(Operation promotion costs in China)

( 121

)

(Other)

( 101

)

  Recurring profit

725

Non-recurring profit

41

(Profit on sale of tangible fixed assets)

    ( 41

)

Non-recurring loss

( 334

)

(Loss on valuation of investment securities)

( 68

)

(Differentials from alteration of accounting process standards with the application of the retirement allowance accounting)

( 175

)

(Other)

( 90

)

Net profit before tax and other adjustment

432

Corporate taxes and others

( 219

)

Minority interests

( 100

)

Net profit for the term

112

* Research and development costs included in general and administrative expenses and production costs for the term is

¥381 million

Proposal No. 7:

To grant a retirement allowance to retiring directors and corporate auditors for their meritorious service

It is proposed that a retirement allowance be granted to two retiring directors, Mr. Yuzo Suzuki and Mr. Kouichi Yamamoto and three retiring corporate auditors, Mr. Teruo Mori, Mr. Shoji Tamura and Mr. Mahito Kamei, for their meritorious service within a specified range according to the Corporation’s standards.  As a standard for setting allowances, the basic remuneration for them will be calculated based on the amount of time in office and their responsibilities, and any necessary adjustments will be made according to their meritorious service etc.

The decision as to the exact amounts to be granted and the time and the method of payment is proposed to be entrusted to Board of Directors and Conference of corporate auditors.

The following outlines a brief history of the retiring directors and corporate auditors:

Name	Positions held in Nidec and subsidiaries
Yuzo Suzuki

Mar.

1995

Joined the Corporation as Executive Advisor

Apr

1995

In charge of Purchasing, Production Administration, Quality Control and　Component Business Promotion.

June

1995

Managing Director of Corporation

July

1995

In charge of Quality Control; General Manager of Component Business Dept.: General Manager of Production Technology Dept.

Nov.

1999

General Manager of Component Management 2

June

2000

Senior Managing Director of Corporation (Present position), in charge of Purchasing

Apr.

2002

Deputy Chairman and President, Nidec (Zhejiang) Corporation (Present position); in charge of Nidec Group Industrial Zone in Pinghu (Present position)

Apr.

2003

Chairman, Nidec Total Service (Zhejiang) Corporation (Present position)

Kouichi Yamamoto

Sep.

1996

Joined the Corporation as Director ; President, Nidec Philippines Corporation

June

1997

Executive Director of Corporation

Apr.

2002

Managing Director of Corporation (Present position)

Apr.

2003

Chairman, Nide Singapore Pte. Ltd. (Present position)

Teruo Mori	June 1997 Corporate auditor (full-time) of Corporation (Present position)
Shoji Tamura	June 1997 Corporate auditor (full-time) of Corporation June 1999 Corporate auditor of Corporation (Present position)
Mahito Kamei	June 1999 Corporate auditor of Corporation (Present position)

(For your reference)

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When you vote on the Internet website, please note the following.

1.

Voting on the Internet, is possible only by using the special "website for executing voting right " (termed "the voting website" hereafter) designated by the Corporation.  You can not use the voting website from a mobile telephone.

(When you vote on the Internet, you will need the voting number and the password indicated on the voting instruction card or the e-mail invitation to the Meeting of Shareholders).

2.

You can vote on the Internet prior to 12 p.m. June 24, 2003; however, to facilitate vote counting, voting ahead of time is recommended.

3.

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4.

If you vote more than once on the website, the last vote will be treated as valid.

5.

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1.

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2.

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3.

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